

August 5, 2024

Jun Ma
Chief Executive Officer
Vaso Corporation
137 Commercial Street, Suite 200
Plainview, NY 11803

> **Re: Vaso Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 6, 2024**
> **File No. 000-18105**

Dear Jun Ma:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: William Rosenstadt, Esq.